UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 17, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes         No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes         No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release
ANGLOGOLD ASHANTI’S $294M PROFIT FOLLOWS HEDGE ELIMINATION;
FORECASTS GROWTH

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ JSE Share Code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
17 February 2011
ANGLOGOLD ASHANTI’S $294M PROFIT FOLLOWS HEDGE ELIMINATION; FORECASTS
GROWTH

(JOHANNESBURG) – AngloGold Ashanti posted adjusted headline earnings* of $294m during the fourth quarter after its operations in South Africa, Argentina and Guinea posted strong production results and elimination of the company’s hedge book in October boosted cash flow.

“As long as the hedge book was in place, we were fighting with one hand tied behind our backs,” Chief
Executive Officer Mark Cutifani said. “Now that we’re selling our gold at spot prices and entrenching business improvements across the organization, we’re spinning off significant cash flow.”

The result represents strong growth in underlying profitability given that the previous quarter’s adjusted headline earnings* of $303m were boosted by a once-off credit of $84m. Cash flow generated from the company’s operating activities in the three months to December 31, excluding hedge buy-
back costs, surged 60% to $679m.

Since AngloGold Ashanti’s new strategy was launched at the end of March, 2008, when the company had almost 12Moz committed under its legacy hedging programme, those contracts have been eliminated, the balance sheet strengthened and wide ranging operational improvements made across its operating portfolio. The company has also approved the first greenfield project development in more than a decade, at its Tropicana deposit in Western Australia.

Production was 1.148Moz at a total cash cost of $672/oz in the three months to Dec. 31, compared with 1.162Moz at $643/oz the previous quarter, and guidance of 1.14Moz at $675/oz assuming an exchange rate of 6.75 rand to the dollar.

The South African operations delivered another good performance, maintaining production of
476,000oz despite the sale of the Tau Lekoa mine during the September quarter. The result was helped by an excellent safety performance, which allowed for better operational continuity. Cerro
Vanguardia increased production 4% to 50,000oz and improved total cash costs to $357/oz, while production from Siguiri rose 15% to 71,000oz from the previous quarter.

The final tranche of the accelerated buy-back of the company’s outstanding hedge positions was completed on Oct. 7 and $2.64bn was spent at an average price of $1,300/oz. This allows AngloGold
Ashanti to sell its gold at market prices, allowing it to better fund its organic growth projects which are expected to add about 1Moz to current production over the next five years.

Production in 2011 is anticipated at between 4.55Moz and 4.75Moz at a total cash cost of $660/oz-
$685/oz, assuming an average exchange rate of 7.11 rand to the dollar and oil at $95 a barrel. This represents a return to growth after six years of declining production. The first quarter, which traditionally has the lowest output following the Christmas break in South Africa, is expected to be
1.04Moz at a total cash cost of $675/oz to $700/oz, assuming 7 rand to the dollar and oil at $95 a barrel.

AngloGold Ashanti posted a reserve of 71.2Moz at the end of 2010, more than replacing its production during the year. The reserve was calculated at $850/oz, considerably lower than the price used by the company’s North
American peers. Its resource calculated at US$1,100/oz of 220Moz of gold was little changed from 2009.

*Excludes cost of accelerated hedge buy-back

Johannesburg

JSE Sponsor : UBS Limited

Contacts
Tel: E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 / +27 (0) 82 330 9628 / +1 64 633 84337
sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects, the completion of announced mergers and acquisitions transactions, AngloGold
Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.
Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to
AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on April 19, 2010 and
as amended on May 18, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-
looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under
the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 17, 2011
By: /s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary